Exhibit 1

EARNINGS RELEASE

STATS REPORTS SECOND QUARTER 2004 RESULTS

Net Revenues up 59% from Year-Ago-Quarter
Improving Gross and Operating Margins

•	Net revenues of $139.0 million

•	Earnings per ADS of $0.04

Singapore and Milpitas, California, July 28, 2004 — ST Assembly Test Services Ltd (“STATS” — Nasdaq: STTS and SGX: ST Assembly), a leading semiconductor test and assembly service provider, today reported second quarter net revenues of $139.0 million, an increase of 59% over the same quarter a year ago and an increase of 5% over the prior quarter.

Net income for the second quarter 2004 was $4.7 million compared to a net loss of $0.7 million in the same quarter a year ago, and net income of $4.1 million in the prior quarter. Diluted earnings per American Depositary Share (“ADS”) was $0.04 and diluted earnings per ordinary share was $0.004 in the second quarter compared to a loss of $0.01 per ADS and $0.001 per ordinary share in the same quarter a year ago, and earnings per ADS and earnings per ordinary share of $0.04 and $0.004, respectively, in the prior quarter.

Tan Lay Koon, President and Chief Executive Officer, commented “Our second quarter was our eleventh consecutive quarter of sequential revenue growth. The sequential revenue growth of 5%, after an 11% sequential growth in the first quarter, was notable. Revenue growth in the second quarter was impacted by late releases of orders and a focus on higher margin business. In terms of end markets, we saw strength in broadband access but weakness in the data storage and certain parts of the wireless business.”

Gross margin improved to 18% in this quarter from the 11% in the quarter a year ago and 15% in the prior quarter due to better utilization and product mix.

Operating margin was 8% in this quarter compared to negative 3% in the same quarter a year ago and 5% in the prior quarter. Operating income in this quarter of $10.6 million was the highest since the fourth quarter of 2000. A better gross margin and modest increase in operating expenses contributed to the operating margin improvement in this quarter as compared to the prior quarter. As a result, net income was $4.7 million in the second quarter compared to net loss of $0.7 million in the quarter a year ago and net income of $4.1 million in the prior quarter. Despite the significant increase in operating income over the prior quarter, net income in the second quarter was impacted by higher non-operating expense, mainly due to a higher foreign exchange translation loss.

Winstek Semiconductor Corporation (“Winstek”) contributed $11.2M, or 8% of our revenues this quarter, an increase of 42% over the same quarter a year ago, and 24% over the prior quarter.

STATS ended the quarter with a strong balance sheet and our cash, cash equivalents and marketable securities balance was $259.3 million as of June 30, 2004.

Highlights of Financial Performance

•	Net revenues for the second quarter were $139.0 million compared to $87.6 million in the same quarter a year ago, and $132.3 million in the prior quarter. Revenues from assembly business were $66.9 million, or 48% of net revenues, and revenues from test business were $71.6 million, or 52% of net revenues and $0.5 million from other revenues. Revenues from array packages were 55% of assembly revenues.

•	Gross profit for second quarter 2004 was $24.6 million or a gross margin of 18% compared to gross profit of $9.9 million or gross margin of 11% in the same quarter a year ago and gross profit of $20.4 million or gross margin of 15% in the prior quarter.

•	Operating profit for second quarter 2004 was $10.6 million or an operating margin of 8% compared to a negative operating profit of $2.4 million or negative operating margin of 3% in the same quarter a year ago and operating profit of $7.1 million or operating margin of 5% in the prior quarter.

•	Depreciation expense and the cost of leasing production equipment was $45.1 million in the second quarter 2004 compared to $32.6 million in the same quarter a year ago, and $40.3 million in the prior quarter.

•	Operating expenses in the second quarter 2004 were $14.0 million compared to $12.3 million in the same quarter a year ago, and $13.3 million in the prior quarter.

•	Selling, general and administrative (“SG&A”) expenses for the second quarter of 2004 were $11.6 million or 8% of net revenues compared to $8.3 million or 9 % of net revenues in the same quarter a year ago, and $10.3 million or 8% of net revenues in the prior quarter.

•	Research and development (“R&D”) expenses were $2.9 million in the second quarter or 2% of net revenues compared to $3.7 million or 4% of net revenues in the same quarter a year ago, and $3.1 million or 2% of net revenues in the prior quarter.

•	Unit shipments for the test business in first quarter 2004 increased by 59% over the same quarter a year ago, and increased 8% sequentially. Unit shipments in our assembly business increased by 54% over the same quarter a year ago, but decreased 3% sequentially.

•	Average selling prices (“ASPs”) for the test business decreased 5% compared to the prior quarter due principally to test time reduction. ASPs in the assembly business increased 6% compared to the prior quarter because of favorable mix of more advanced packages.

•	Capital expenditures, including that of Winstek and FastRamp, were $67.0 million in this quarter principally for new capabilities and production equipment. As of June 30, 2004, the company had 451 testers, including 100 testers at Winstek, 17 testers at FastRamp and 1,210 wirebonders.

Mixed Signal Expertise

Mixed signal devices continued to be the largest contributor to our test revenues, comprising 84% of total test revenues in the second quarter 2004. During the quarter, revenues from high-end digital testing increased over the prior quarter and increased as a percentage of test revenues to 16%.

Test Revenues Breakdown by Testing Type

	Three Months Ended
	March 31, 2004	June 30, 2004
Type of Testing	% of Test Revenues	% of Test Revenues
Mixed Signal	85.2	83.8
Digital	14.8	16.2

Market Dynamics

The communications segment continued to be our largest revenue contributor in this quarter accounting for 66% of net revenues. Net revenues from integrated device manufacturers (“IDMs”) and fabless semiconductor companies were about the same from the prior quarter at 50% and 39% of net revenues, respectively.

The United States remained our largest revenue contributor by region, contributing 80% of net revenues and revenues from Europe and Asia increased slightly as a percentage of net revenues in this quarter.

Revenues Breakdown by Market Segment

	Three Months Ended
	March 31, 2004	June 30, 2004
Market Segment	% of Net Revenues	% of Net Revenues
Communications	65.7	66.2
Computer	24.0	22.6
Consumer/Others	10.3	11.2

Revenues Breakdown by Region

	Three Months Ended
	March 31, 2004	June 30, 2004
Region	% of Net Revenues	% of Net Revenues
United States	82.9	79.6
Europe	4.8	5.3
Asia	12.3	15.1

Revenues Breakdown by Customer Type

	Three Months Ended
	March 31, 2004	June 30, 2004
Customer Type	% of Net Revenues	% of Net Revenues
Foundries	9.6	10.7
Fabless	42.9	39.5
IDMs	47.5	49.8

Business Outlook

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially.

“Based on current customer forecasts, we expect continued revenue growth in the second half of 2004, and the third quarter revenue to be marginally better than the prior quarter. STATS plans to provide formal guidance for the combined company for the third quarter as soon as possible after the closing of the merger with ChipPAC,” said Tan Lay Koon.

Our merger with ChipPAC Inc. (“ChipPAC”) is expected to close in early August, as soon as possible after the shareholder meetings scheduled for August 4, 2004. Completion of the merger is subject to approval from the shareholders of STATS and ChipPAC and other customary conditions.

Highlights of Second Quarter Achievements

During the quarter, STATS expanded its die stacking capabilities to include exposed pad leadframe packages, enabling higher thermal performance and cost-effective solutions for wireless handheld and portable consumer applications with the introduction of the Stacked Die Exposed Pad Low Profile Quad Flat Pack (“SDepLQFP”).

During the quarter, STATS launched its silicon based system-in-package solution, an innovative modular technology delivering extreme miniaturization and superior electrical performance for wireless markets. Called the Chip Scale Module Package (“CSMP”), the new technology involved the fabrication of passive devices such as resistors, capacitors, inductors, filters, baluns and interconnects directly onto a silicon substrate. CSMP enables analog and digital functions to be independently optimized and combined for a distinct performance and cost advantage over System-on-Chip implementations. The result is a high performance system level solution which provides a significant reduction in die size, weight, number of interconnections, and system board space requirements.

In June, STATS announced the offering of lead-free and “green” material options for its entire package portfolio. STATS’ lead-free and “green” packages are qualified with enhanced moisture sensitivity level to withstand the higher reflow temperature at board assembly that is required for lead-free solders, complying with current JEDEC (Joint Electron Device Engineering Council) and JEITA (Japan Electronics & Information Technology Industries Association) standards for lead-free reflow profile with a peak temperature of 260 degrees Celsius. STATS’ green initiative is developed in accordance with a number of international standards including the European Commission’s Directive on Waste from Electrical and Electronic Equipment (“WEEE”) and Restriction on Hazardous Substances (“RoHS”).

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended June 30, 2003 and 2004
In thousands of U.S. Dollars, except per share and per ADS amounts

	For the three months
	ended June 30,
	2003	2004
Net revenues	$87,602	$138,995
Cost of revenues	(77,677)	(114,358)

Gross profit	9,925	24,637

Operating expenses:
Selling, general and administrative	8,273	11,648
Research and development	3,749	2,903
Other general expenses (income), net	281	(511)

Total operating expenses	12,303	14,040

Operating income (loss)	(2,378)	10,597
Other income (expense), net:
Interest income	1,398	1,111
Interest expense	(3,309)	(4,731)
Foreign currency exchange gain (loss)	389	(1,299)
Other non-operating income (expense), net	4,889	(435)

Total other income (expense), net	3,367	(5,354)

Income before income taxes	989	5,243
Income tax expense	(1,273)	(123)

Income (loss) before minority interest	(284)	5,120
Minority interest	(418)	(463)

Net income (loss)	$(702)	$4,657

Basic net income (loss) per ordinary share	$(0.001)	$0.00
Diluted net income (loss) per ordinary share	$(0.001)	$0.00
Basic net income (loss) per ADS	$(0.01)	$0.04
Diluted net income (loss) per ADS	$(0.01)	$0.04
Ordinary shares (in thousands) used in per ordinary share calculation:
- basic	992,301	1,076,823

- diluted	992,301	1,077,776

ADS (in thousands) used in per ADS calculation:
- basic	99,230	107,682

- diluted	99,230	107,778

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)
For the Three Months Ended June 30, 2003 and 2004
In thousands of U.S. Dollars

	For the three months
	ended June 30,
	2003	2004
Net income (loss)	$(702)	$4,657
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale marketable securities	4,186	(1,332)
Realized loss (gain) on available-for-sale marketable securities included in net income (loss)	(4,854)	72
Foreign currency translation adjustment	113	(930)

Comprehensive income (loss)	$(1,257)	$2,467

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Six Months Ended June 30, 2003 and 2004
In thousands of U.S. Dollars, except per share and per ADS amounts

	For the six months
	ended June 30,
	2003	2004
Net revenues	$163,133	$271,323
Cost of revenues	(149,689)	(226,306)

Gross profit	13,444	45,017

Operating expenses:
Selling, general and administrative	16,977	21,901
Research and development	7,513	5,989
Other general income, net	(106)	(548)

Total operating expenses	24,384	27,342

Operating income (loss)	(10,940)	17,675
Other income (expense), net:
Interest income	3,015	2,334
Interest expense	(6,592)	(9,282)
Foreign currency exchange gain (loss)	153	(273)
Other non-operating income (expense), net	5,148	(354)

Total other income (expense), net	1,724	(7,575)

Income (loss) before income taxes	(9,216)	10,100
Income tax expense	(162)	(632)

Income (loss) before minority interest	(9,378)	9,468
Minority interest	(951)	(745)

Net income (loss)	$(10,329)	$8,723

Basic net income (loss) per ordinary share	$(0.01)	$0.01
Diluted net income (loss) per ordinary share	$(0.01)	$0.01
Basic net income (loss) per ADS	$(0.10)	$0.08
Diluted net income (loss) per ADS	$(0.10)	$0.08
Ordinary shares (in thousands) used in per ordinary share calculation:
- basic	992,273	1,076,768

- diluted	992,273	1,079,371

ADS (in thousands) used in per ADS calculation:
- basic	99,227	107,677

- diluted	99,227	107,937

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)
For the Six Months Ended June 30, 2003 and 2004
In thousands of U.S. Dollars

	For the six months
	ended June 30,
	2003	2004
Net income (loss)	$(10,329)	$8,723
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale marketable securities	4,500	(779)
Realized (gain) loss on available-for-sale marketable securities included in net income (loss)	(4,837)	73
Foreign currency translation adjustment	116	252

Comprehensive income (loss)	$(10,550)	$8,269

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of December 31, 2003 and June 30, 2004
In thousands of U.S. Dollars

	December 31,	June 30,
	2003	2004
ASSETS
Current assets:
Cash and cash equivalents	$313,163	$121,531
Marketable securities	11,144	116,682
Accounts receivable, net	79,899	101,202
Amounts due from ST and ST affiliates	7,050	5,632
Other receivables	2,773	4,197
Inventories	19,839	29,156
Prepaid expenses and other assets	14,863	39,654

Total current assets	448,731	418,054
Marketable securities	23,313	21,083
Prepaid expenses	6,283	18,904
Property, plant and equipment, net	476,073	534,658
Goodwill and other assets	39,452	48,334

Total Assets	$993,852	$1,041,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$8,042	$24,922
Payables related to property, plant and equipment purchases	54,089	62,017
Accrued operating expenses	40,661	39,501
Income taxes payable	3,383	2,429
Amounts due to ST and ST affiliates	1,836	310
Short term borrowings	—	—
Current obligations under capital leases	5,296	1,983
Current installments of long-term debt	6,841	14,354

Total current liabilities	120,148	145,516
Obligations under capital leases, excluding current portion	812	40
Long-term debt, excluding current installments	31,410	34,461
Convertible notes	327,379	333,284
Other non-current liabilities	4,463	7,958

Total liabilities	484,212	521,259
Minority interest	33,684	35,620
Shareholders’ equity:
Share capital	172,434	172,467
Additional paid-in capital	489,355	489,250
Accumulated other comprehensive loss	(9,921)	(10,374)
Accumulated deficit	(175,912)	(167,189)

Total shareholders’ equity	475,956	484,154

Total Liabilities and Shareholders’ Equity	$993,852	$1,041,033

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2003 and 2004
In thousands of U.S. Dollars

	For the six months
	ended June 30,
	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(10,329)	$8,723
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	59,010	73,431
Amortization of leasing prepayments	6,136	10,803
Gain on sale of property, plant and equipment	(56)	(547)
Accretion of discount on convertible notes	3,283	5,905
(Gain) loss on sale or maturity of marketable securities	(4,835)	(72)
Foreign currency exchange loss (gain)	(413)	(366)
Deferred income taxes	(1,793)	276
Minority interest in income of subsidiary	951	745
Others	—	533
Changes in operating working capital:
Accounts receivable	(11,745)	(21,337)
Amounts due from ST and ST affiliates	(748)	1,566
Inventories	(3,312)	(9,317)
Other receivables, prepaid expenses and other assets	1,086	(47,746)
Accounts payable, accrued operating expenses and other payables	393	14,910
Amounts due to ST and ST affiliates	243	(1,711)

Net cash provided by operating activities	37,871	35,796

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale or maturity of marketable securities	64,714	50,304
Purchases of marketable securities	(11,819)	(150,007)
Purchases of property, plant and equipment	(73,665)	(122,669)
Others, net	(4,417)	(13,942)

Net cash used in investing activities	(25,187)	(236,314)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt	(144)	(12,895)
Repayment of long-term debt	(7,397)	(2,439)
Proceeds from issuance of shares	99	123
Proceeds from bank borrowings	8,950	25,778
Decrease in restricted cash	1,486	2,770
Capital lease payments	(4,263)	(4,146)

Net cash provided by (used in) financing activities	(1,269)	9,191

Net increase (decrease) in cash and cash equivalents	11,415	(191,327)
Effect of exchange rate changes on cash and cash equivalents	417	(304)
Cash and cash equivalents at beginning of the period	167,661	313,162

Cash and cash equivalents at end of the period	$179,493	$121,531

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
Interest	$3,606	$2,568
Income taxes	$343	$992
Non-cash item:
Share issue by retained earnings	$—	$5,716

About ST Assembly Test Services Ltd. (STATS)

ST Assembly Test Services Ltd. (“STATS” — NNM: STTS and SGX: ST Assembly) is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan, China and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS’ expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world’s technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com

Certain statements in this press release including statements regarding our business outlook and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; the impact of our proposed merger with ChipPAC, Inc.: demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in STATS’ SEC filings, including its annual report on Form 20-F dated March 19, 2004. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, references to “$” are to the lawful currency of the United States of America.

Additional Information about the Proposed Merger and Where to Find It

STATS and ChipPAC have filed with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed merger (the “Merger”) involving STATS and ChipPAC pursuant to the terms of an Agreement and Plan of Merger and Reorganization among STATS, Camelot Merger, Inc., a wholly owned subsidiary of STATS, and ChipPAC. A shareholders’ circular issued by STATS has been mailed to the shareholders of STATS and the proxy statement/prospectus has been mailed to the stockholders of ChipPAC. Investors and security holders of STATS and ChipPAC are urged to read the STATS shareholders’ circular and the ChipPAC proxy statement/prospectus and the other relevant materials because they contain important information about STATS, ChipPAC and the proposed Merger. The proxy statement/prospectus and other relevant materials, and any other documents filed by STATS or ChipPAC with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by STATS by contacting STATS Investor Relations in the United States at telephone (408) 586-0608 or email daviesd@statsus.com or in Singapore at telephone (65) 6824-7705 or email angelaine@stats.st.com.sg. Investors and security holders may obtain free copies of the documents filed with the SEC by ChipPAC by contacting ChipPAC Investor Relations, ChipPAC Incorporated, 47400 Kato Road, Fremont, CA 94538, telephone (510) 979-8220 or email ir@chippac.com or David Pasquale at telephone (646) 536-7006 or email dpasquale@theruthgroup.com. Investors and security holders of STATS and ChipPAC are urged to read the STATS shareholders’ circular, the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed Merger.

STATS, ChipPAC and certain of each of their executive officers and directors may be deemed to be participants in the solicitation of proxies of ChipPAC’s stockholders in connection with the proposed Merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such persons in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

Singapore Contacts:
Elaine Ang
Manager, Investor Relations / Corporate Communications
Tel: (65) 6824 7705, Fax: (65) 6720 7826
email: angelaine@stats.st.com.sg

US Contacts:
Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel: (408) 586 0608, Fax: (408) 586 0652	Tel: (208) 939 3104, Fax: (208) 939 4817
email: daviesd@statsus.com	email: lavinl@statsus.com